SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 22)

KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

499049104
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
2200 South 75th Avenue
Phoenix, AZ 85034
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

May 29, 2020
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,406,151(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,406,151(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Common Stock (“Common Stock” or “common stock”) of Knight-Swift Transportation Holdings Inc. held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Six Investors, M Capital I, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,406,151 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,406,151 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes shares of common stock held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Six Investors, M Capital I, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 30,529,887(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,529,887(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held by various entities over which the Moyes Trust has voting and dispositive power as manager.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Six Investors, M Capital I, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,062,885(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,062,885(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, Cactus Holding I, M Capital I, M Capital II, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,598,214(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,598,214 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, Cactus Holding I, Cactus Holding II, M Capital II, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 10,751,311(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,751,311(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, Cactus Holding II, M Capital I, M Capital II, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,715,691(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,715,691(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and Lyndee Moyes Nester serve as trustee, Cactus Holding I, Cactus Holding II, M Capital I, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 144,000(1)
	8.	Shared Voting Power 6,196,950(2)
	9.	Sole Dispositive Power 144,000(1)
	10.	Shared Dispositive Power 6,196,950(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock owned by various trusts for the benefit of the children of Jerry and Vickie Moyes and over which the Reporting Person serves as the trustee and has sole voting and dispositive power.

(2)	Shares held by M Six Investors and M Capital I over which the Reporting Person shares voting and dispositive power with LynDee Moyes Nester.

(3)
Includes shares of common stock held by trusts for which LynDee Moyes Nester serves as trustee, Cactus Holding I, Cactus Holding II, M Capital II, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(4)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LynDee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,871,924(1)
	8.	Shared Voting Power 6,196,950(2)
	9.	Sole Dispositive Power 2,871,924(1)
	10.	Shared Dispositive Power 6,196,950(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock owned by various trusts for the benefit of the children of Jerry and Vickie Moyes and over which the Reporting Person serves as the trustee and has sole voting and dispositive power. Also includes shares held by M Dynasty, over which the Reporting Person has sole voting and dispositive power as manager of M Dynasty.

(2)	Shares held by M Six Investors and M Capital I over which the Reporting Person shares voting and dispositive power with Michael Moyes.

(3)
Includes shares of common stock held by trusts for which Michael Moyes serves as trustee, Cactus Holding I, Cactus Holding II, M Capital II, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(4)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Six Investors, LLC (82-4484213)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,475,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,475,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, Cactus Holding I, Cactus Holding II, M Capital I, M Capital II, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Dynasty Capital, LLC (83-3632774)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,583,924(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,583,924(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,619,025 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, Cactus Holding I, Cactus Holding II, M Capital I, M Capital II, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 169,823,220 shares of common stock outstanding as of April 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 6, 2020.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 22 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011, as previously amended from time to time (the “Original Statement”) relates to the Common Stock, par value $0.01 per share of Knight-Swift Transportation Holdings Inc., a Delaware corporation.  The principal executive offices of the Issuer are located at 20002 North 19th Avenue, Phoenix, Arizona 85027.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(c) Transactions Effected During the Past Sixty Days:

On April 16, 2020, M Capital I distributed 123,736 shares of common stock to Cactus Holding I in respect of its membership interest in M Capital I, then Cactus Holding I distributed such shares to Cactus Holding Company III, LLC (“Cactus Holding III”) in respect of its membership interest in Cactus Holding I, and then Cactus Holding III contributed such shares to Cactus Holding II.

On May 4, 2020 and May 5, 2020, Jerry Moyes transferred an aggregate of 227 shares to Vickie Moyes and 22,200 shares to the Moyes Trust for no consideration, then Jerry Moyes, Vickie Moyes, and the Moyes Trust contributed 227 shares, 227 shares, and 22,200 shares, respectively, to Cactus Holding III, and then Cactus Holding III contributed all such shares to Cactus Holding II.

On May 5, 2020, M Capital II distributed 578 shares to Jerry Moyes, 68,182 shares to Jerry and Vickie Moyes, jointly, and 88,944 shares to the Moyes Trust in respect of their membership interests in M Capital II, then Jerry and Vickie Moyes, jointly, transferred 999 shares to Jerry Moyes, 1,577 shares to Vickie Moyes, and 65,606 shares to the Moyes Trust, in each case for no consideration, then Jerry Moyes, Vickie Moyes, and the Moyes Trust contributed 1,577 shares, 1,577 shares, and 154,550 shares, respectively, to Cactus Holding III in respect of their membership interests in Cactus Holding III, and then Cactus Holding III contributed all such shares to Cactus Holding II in respect of its membership interest in Cactus Holding II.

On May 29, 2020, M Capital II and Cactus Holding I entered into a Trigger Price Letter Agreement (the “Letter Agreement”) with Citigroup Global Markets Inc. (“CGMI”).  The Letter Agreement relates to the previously disclosed Trigger Price Agreement dated August 23, 2019, by and among M Capital II, Cactus Holding I, and CGMI (the “Trigger Price Agreement”), which was entered into in connection with certain previously disclosed variable prepaid forward contract (“VPF”) transactions to which M Capital II and Cactus Holding I are parties.  The Letter Agreement eliminates prospectively the Reset Trigger Price and the Early Termination Trigger Price (as defined in the Trigger Price Agreement).  The Letter Agreement also requires M Capital II and Cactus Holding I to pay CGMI an aggregate amount of $8.5 million no later than September 1, 2020.  The Letter Agreement further provides that CGMI shall adjust the terms of the VPFs on the earlier of September 21, 2020 and the date a “Trigger Price Termination Event” occurs under the Trigger Price Agreement, as CGMI determines appropriate to account for the amount owed under the Trigger Price Agreement. The floor prices, cap prices, and maturity dates under the existing VPFs remained the same as of the date of the Letter Agreement.

The foregoing description of the Letter Agreement is qualified in its entirety by the text of the Letter Agreement, which is filed herewith as Exhibit 99.11.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 5 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated August 28, 2019, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 of Schedule 13D/A filed with the Securities and Exchange Commission on August 29, 2019

Exhibit 99.2	Power of Attorney of M Capital Group Investors II, LLC, incorporated by reference to Exhibit 2 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.3	Power of Attorney of LynDee Moyes Nester, incorporated by reference to Exhibit 3 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.4	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.5	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.6	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 99.6 of Schedule 13D/A filed with the Securities and Exchange Commission on January 2, 2019

Exhibit 99.7
Power of Attorney of Jerry Moyes, Vickie Moyes, and the Jerry and Vickie Moyes Family Trust, incorporated by reference to Exhibit 2 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.8	Power of Attorney of Michael Moyes, incorporated by reference to Exhibit 3 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.9	Power of Attorney of M Six Investors, LLC, incorporated by reference to Exhibit 99.9 of Schedule 13D/A filed with the Securities and Exchange Commission on January 2, 2019

Exhibit 99.10	Power of Attorney of M Dynasty Capital, LLC, incorporated by reference to Exhibit 99.10 of Schedule 13D/A filed with the Securities and Exchange Commission on August 29, 2019

Exhibit 99.11	Trigger Price Letter Agreement between M Capital Group Investors II, LLC, Cactus Holding Company, LLC, and Citigroup Global Markets Inc., dated May 29, 2020

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Michael Moyes, its co-Manager

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by LynDee Moyes Nester, its co-Manager

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M SIX INVESTORS, LLC, by Michael Moyes, its co-Manager

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M SIX INVESTORS, LLC, by LynDee Moyes Nester, its co-Manager

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M DYNASTY CAPITAL, LLC, by LynDee Nester, its Manager

/s/ LynDee Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: June 2, 2020